ARTIN CONSULTING

1000 Las Vegas Blvd, Ste 241

Las Vegas, NV 89110

Securities and Exchange Commission	June 23, 2017

Attn: Russell Mancuso

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Artin Consulting Inc

Registration Statement on Form S-1

Filed February 13, 2017

File No. 333-216026

On behalf of Artin Consulting Inc (the “Company”), here is the response to the comments set forth in the letter from Mr. Russell Mancuso of the U.S. Securities and Exchange Commission dated June 20, 2017, related to the Company’s Amendment No.6 to Registration Statement on Form S-1 (the “Form S-1”). An amendment No. 7 to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff comments in the order in which they were set forth in the Staff letter. They are numbered accordingly, with the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Kateryna Malenko

Rule 144 Shares, page 14

1. Revise the disclosure in your second and third risk factors on page 14 to refer to the holding period in Rule 144(i)(2) as noted in prior comment 1. Rule 144(i)(2) provides that Rule 144 is not available for the resale of your securities until one year has elapsed from the date that you have filed the information that is required by Form 10 reflecting your status as an entity that is no longer an issuer described in Rule 144(i)(1)(i).

Response: The amended S-1 reflects the Commission’s comment on the availability of Rule 144.

Background, page 27

2. Reconcile your disclosure in response to prior comment 2 that the business of “Kat_Consulting included project management, development of marketing strategy including online marketing, website building including news website and, use of social media” with your disclosure on page 5 that Kat Consulting has “no operations as of yet.”

Response: Ms. Malenko is using the dba of Kat Consulting in the Ukraine; where her principal business included project management, development of marketing strategy including online marketing, website building including news website and, use of social media. The company Kat Consulting, which is incorporated in Nevada, has had no operations to date.

Unaudited Financial Statements for the Three Months Ended March 31, 2017

Condensed Balance Sheets, page F-1

3. Please revise so that the balance sheet as of December 31, 2016 is mathematically accurate. Also, similarly revise the corresponding balance sheet presented under Summary Financial Data on page 4 of your filing.

Response: The December 31, 2016 Balance Sheet and the corresponding Balance Sheet under Summary Financial Data have been corrected as per this comment.